EXHIBIT 12.1
SPECTRA ENERGY PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2015	2014	2013	2012	2011
		(in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations (a)	$1,110	$929	$649	$519	$500
Fixed charges	265	253	389	414	415
Distributed income of equity investees	160	131	97	90	88
Deduct:
Interest capitalized (b)	19	9	38	19	8
Total earnings (as defined for the Fixed Charges calculation)	$1,516	$1,304	$1,097	$1,004	$995
Fixed charges:
Interest on debt, including capitalized portions	$258	$247	$383	$407	$408
Estimate of interest within rental expense	7	6	6	7	7
Total fixed charges	$265	$253	$389	$414	$415
Ratio of earnings to fixed charges	5.7	5.2	2.8	2.4	2.4
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(a)	Excludes noncontrolling interests and earnings or loss from equity investments.

(b)	Excludes equity costs related to allowance for funds used during construction that are included in Other Income and Expenses, Net in the Consolidated Statements of Operations.